Exhibit 99.1

Name(s) and Address of Registered Shareholder(s)	Kingsoft Cloud Holdings Limited
金山雲控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 3896) (Nasdaq Stock Ticker: KC)

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)
(Nasdaq Stock Ticker: KC)

Dear Shareholders	Hong Kong, January 4, 2024

New Arrangements on Dissemination of Corporate Communications

INTRODUCTION

Pursuant to new Rule 2.07A1 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the articles of association of Kingsoft Cloud Holdings Limited (the “Company”), the Company will disseminate its future corporate communications (the “Corporate Communications”2) to its Shareholders3 electronically and only send Corporate Communications in printed form to the Shareholders upon request.

In this connection, the following arrangements will come into effect from the date hereof.

ARRANGEMENTS

1.	Actionable Corporate Communications[4]

The Company will send the Actionable Corporate Communications to its Shareholders individually in electronic form by email. If the Company does not possess the email address of a Shareholder or the email address provided is not functional5, the Company will send the Actionable Corporate Communications in printed form together with a request form for soliciting the Shareholder’s functional email address to facilitate electronic dissemination of Actionable Corporate Communications in the future.

2.	Corporate Communications (other than Actionable Corporate Communications)

The Company will make the Corporate Communications available on its website (https://en.ksyun.com/) and the Stock Exchange’s website (www.hkexnews.hk).

A notice of publication of the Website Version6 of Corporate Communications, in both English and Chinese, will be sent by the Company to Shareholders by email or by post (if in the case the Company does not possess a functional email address of a Shareholder) on the publication date of Corporate Communications.

3.	Provision of Shareholder’s Email Address to the Company

In support of electronic communication by email, the Company recommends its Shareholders to complete the online form by scanning the above QR Code which is valid by March 4, 2024. Should the Shareholders, if for any reason, have difficulty in gaining access to the online form, they may provide the Company with their email address at any time in future by reasonable notice in writing to the Company’s branch share registrar in Hong Kong at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong or by email to 3896-ecom@hk.tricorglobal.com.

It is the responsibility of the Shareholders to provide email address that is functional. If the Company does not possess the email address of a Shareholder or the email address provided is not functional, the Company will act according to the above arrangements. The Company will be considered to have complied with the Listing Rules if it sends Actionable Corporate Communications to the email address provided by a Shareholder without receiving any “non-delivery message”.

4.	Request for Corporate Communications and Actionable Corporate Communications in printed form

For Shareholders who wish to receive a printed version of all future Corporate Communications and Actionable Corporate Communications or, if for any reason, have difficulty in gaining access to the Company’s website, the Company will, upon receipt of request in writing by such Shareholders to the Company’s branch share registrar in Hong Kong at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong or by email to 3896-ecom@hk.tricorglobal.com, send future Corporate Communications and/or the relevant Corporate Communications (as the case may be) to such Shareholders in printed form free of charge.

Details of the arrangements (i) for dissemination of Corporate Communications and Actionable Corporate Communications and (ii) for requesting printed copy of Corporate Communications and Actionable Corporate Communications are published under the section Investor Relations in the Company’s website (https://en.ksyun.com/). For any queries in relation to this letter, please call the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at (852) 2980 1333 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays, or by sending an email to 3896-ecom@hk.tricorglobal.com.

[1]	With effect from December 31, 2023.
[2]	Corporate Communications include any document(s) issued or to be issued by the Company for the information or action of holders of any of its securities or the investing public, including but not limited to (a) the directors’ report and its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) the quarterly report, if any; (d) a notice of meeting; (e) a listing document; (f) a circular; and (g) a proxy form.
[3]	Holder(s) of the Share(s) of the Company, for the avoidance of doubt and for the purpose of this notice, exclude holder(s) of the Company’s American Depositary Share(s).
[4]	Actionable Corporate Communications refer to any corporate communications that seek instructions from the Shareholders of the Company on how they wish to exercise their rights or make elections as the Company’s Shareholders.
[5]	It is the responsibility of a Shareholder to provide email address that is functional. The Company will be considered to have complied with the Listing Rules if it sends Actionable Corporate Communications to the email address provided by a Shareholder without receiving any “non-delivery message”.
[6]	The version of Corporate Communications being published, in both English and Chinese, on the Company’s website.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer